Hinckley, Allen & Snyder LLP

28 State Street

Boston, Massachusetts 02109

March 29, 2018

VIA EDGAR

Mr. John Dana Brown

Attorney Advisor

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Norfolk Southern Corporation

Registration Statement on Form S-4

Filed February 5, 2018

File No. 333-222871

Dear Mr. Brown:

We are writing on behalf of Norfolk Southern Corporation, a Virginia corporation (the “Company”), in response to the letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 1, 2018 (the “Comment Letter”), relating to the subject Registration Statement on Form S-4 (the “Registration Statement”). The Company has considered the Staff’s comment and has authorized us to make on its behalf the response set forth herein and changes to the Registration Statement described below. These changes will be reflected in Amendment No. 1 to the Registration Statement, to be filed with the Commission at a later date.

Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and is followed by the Company’s response.

General

1.	We note that you incorporate by reference information required by Item 19 of Form S-4 from your Form 10-K for the fiscal year ended December 31, 2017. The Form 10-K in turn incorporates by reference certain sections from your definitive proxy statement. We also note that you have not filed your definitive proxy statement at this time. The registration statement may not be declared effective until you file the definitive proxy statement or an amended Form 10-K, which includes all items required by Form S-4.

The Company advises the Staff that the Company filed its definitive proxy statement on March 21, 2018. Additionally, the Registration Statement will be amended to specifically incorporate by reference the definitive proxy statement before requesting acceleration of the effective date of the Registration Statement.

Mr. John Dana Brown

United States Securities and Exchange Commission

March 29, 2018

We believe that the above response adequately responds to the concerns raised in the Comment Letter. Should you have any additional comments or concerns, please feel free to contact me at (617) 378-4346.

Very truly yours,

/s/ James R. Burke

James R. Burke

cc:	Tonya K. Aldave, Securities and Exchange Commission

James A. Squires, Norfolk Southern Corporation

Cynthia C. Earhart, Norfolk Southern Corporation

Thomas E. Hurlbut, Norfolk Southern Corporation

John M. Scheib, Esq., Norfolk Southern Corporation

Virginia K. Fogg, Esq., Norfolk Southern Corporation

Kevin M. Andris, Esq., Norfolk Southern Corporation